                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. )*

                                  US WATS, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    90337P10
                                 (CUSIP Number)


                              James H. Carll, Esq.
         Archer & Greiner, One Centennial Square, Haddonfield, NJ 08033
                                 (856-795-2121)

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                 August 31, 1999
                          (Date of Event which Requires
                            Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                       (Continued on the following pages)
                               Page 1 of 17 Pages

_______________________________________________________________________________

CUSIP No.  90337P10
         -------------
_______________________________________________________________________________

    1)     Name of Reporting Person
           S.S or I.R.S. Identification Nos. of Above Person

                                 James M. Rossi
______________________________________________________________________________

    2)     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]
           (b)  [ ]
______________________________________________________________________________

    3)     SEC Use Only
______________________________________________________________________________

    4)     Source of Funds (See Instructions)
                PF
______________________________________________________________________________

    5)     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6)     Citizenship or Place of Organization
                United States
______________________________________________________________________________
              |      |
  Number of   |  (7) |   Sole Voting Power
   Shares     |      |       2,000
Beneficially  |______|________________________________________________________
  Owned by    |      |
   Each       |  (8) |   Shared Voting Power
 Reporting    |      |       Zero
Person With   |______|________________________________________________________
              |      |
              |  (9) |   Sole Dispositive Power
              |      |       2,000
              |______|________________________________________________________
              |      |
              | (10) |   Shared Dispositive Power
              |      |       Zero
______________|______|________________________________________________________

   11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                             2,000
______________________________________________________________________________

   12)    Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
______________________________________________________________________________

   13)    Percent of Class Represented by Amount in Row (11)
                less than 0.1%
______________________________________________________________________________

   14)    Type of Reporting Person (See Instructions)
                IN
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  90337P10
         -------------
_______________________________________________________________________________

    1)     Name of Reporting Person
           S.S or I.R.S. Identification Nos. of Above Person

                      JMR Marketing Corporation 22-2547897
______________________________________________________________________________

    2)     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]
           (b)  [ ]
______________________________________________________________________________

    3)     SEC Use Only
______________________________________________________________________________

    4)     Source of Funds (See Instructions)
                OO
______________________________________________________________________________

    5)     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6)     Citizenship or Place of Organization
                New Jersey
______________________________________________________________________________
              |      |
  Number of   |  (7) |   Sole Voting Power
   Shares     |      |       150,000
Beneficially  |______|________________________________________________________
  Owned by    |      |
   Each       |  (8) |   Shared Voting Power
 Reporting    |      |       Zero
Person With   |______|________________________________________________________
              |      |
              |  (9) |   Sole Dispositive Power
              |      |       150,000
              |______|________________________________________________________
              |      |
              | (10) |   Shared Dispositive Power
              |      |       Zero
______________|______|________________________________________________________

   11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                           150,000
______________________________________________________________________________

   12)    Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
______________________________________________________________________________

   13)    Percent of Class Represented by Amount in Row (11)
                           0.7%
______________________________________________________________________________

   14)    Type of Reporting Person (See Instructions)
                CO
______________________________________________________________________________

_______________________________________________________________________________

CUSIP No.  90337P10
         -------------
_______________________________________________________________________________

    1)     Name of Reporting Person
           S.S or I.R.S. Identification Nos. of Above Person

                      Solar Investment Group LLC 22-3667576
______________________________________________________________________________

    2)     Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)  [ ]
           (b)  [ ]
______________________________________________________________________________

    3)     SEC Use Only
______________________________________________________________________________

    4)     Source of Funds (See Instructions)
                WC
______________________________________________________________________________

    5)     Check if Disclosure of Legal Proceedings is Required
           Pursuant to Items 2(d) or 2(e)                             [ ]
______________________________________________________________________________

    6)     Citizenship or Place of Organization
                New Jersey
______________________________________________________________________________
              |      |
  Number of   |  (7) |   Sole Voting Power
   Shares     |      |       1,010,000
Beneficially  |______|________________________________________________________
  Owned by    |      |
   Each       |  (8) |   Shared Voting Power
 Reporting    |      |       Zero
Person With   |______|________________________________________________________
              |      |
              |  (9) |   Sole Dispositive Power
              |      |       1,010,000
              |______|________________________________________________________
              |      |
              | (10) |   Shared Dispositive Power
              |      |       Zero
______________|______|________________________________________________________

   11)    Aggregate Amount Beneficially Owned by Each Reporting Person
                           1,010,000
______________________________________________________________________________

   12)    Check if the Aggregate Amount in Row (11) Excludes Certain
          Shares (See Instructions)                                       [ ]
______________________________________________________________________________

   13)    Percent of Class Represented by Amount in Row (11)
                           4.97%
______________________________________________________________________________

   14)    Type of Reporting Person (See Instructions)
                CO
______________________________________________________________________________

Item 1 - Security and Issuer.

         This Statement relates to the common stock, $.001 par value ("Common Stock"), of US Wats, Inc. ("USWI"). The principal executive offices of USWI are located at 2 Greenwood Square, 3331 Street Road, Suite 275, Bensalem, PA 19020.

Item 2 - Identity and Background.

         This Statement is filed jointly by James M. Rossi ("Rossi"), JMR Marketing Corporation, a New Jersey corporation ("JMR"), and Solar Investment Group, LLC, a New Jersey limited liability company ("Solar").

         The principal business of JMR is providing consulting services in telephone long distance and related areas. Its principal business and office address is 21 E. Main Street, Millville, NJ 08332.

         The principal business of Solar is maintaining and managing investments. Its principal place of business and office address is 21 E. Main Street, Millville, NJ 08332.

         Mr. Rossi's primary occupation is serving as Chairman and CEO of Solar Communications Group, Inc. His business address is 21 E. Main Street, Millville, NJ 08332. He is majority owner of , and may be considered a controlling person of, JMR and Solar.

         Schedule I hereto sets forth the following information with respect to the shareholders, directors and executive officers of JMR and Solar (each of whom is a citizen of the United States, except Mr. August, who is citizen of the United Kingdom):

         (a) name;

         (b) business address;

         (c) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted.

         During the past five years neither JMR, Solar nor Rossi nor, to the best of their respective knowledge, any person named in Schedule I has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3 - Source and Amount of Funds or Other Consideration.

         Internal funds in the approximate amount of $1,323,100 were utilized to fund the purchases of Common Stock by Solar described in Item 5.

         JMR acquired 150,000 shares of the Common Stock as consideration for its sale to USWI of certain business assets, pursuant to the Purchase Agreement filed as Exhibit 3 to this Schedule.

Item 4 - Purpose of Transactions.

         The Reporting Persons believe that the Common Stock of USWI constitutes an attractive investment opportunity at current market prices. While the Reporting Persons do not have any specific level of desired stock ownership, they intend to consider further acquisitions of additional shares of the Common Stock, if available at favorable prices. The Reporting Persons also intend to review their investment positions from time to time. Depending upon such review, market and business conditions and other factors, they may, rather than increase their positions, choose to maintain the present level of investment or sell all or a portion of its shares of the Common Stock.

Item 5- Interest in Securities of the Issuer.

         Solar owns 1,010,000 shares of the Common Stock, representing 4.97% of the outstanding Common Stock (all percentages set forth herein being based upon the outstanding shares as indicated in USWI's most recent available filing with the Securities and Exchange Commission).

         JMR owns 150,000 shares of the Common Stock, representing 0.7% of the outstanding Common Stock.

         Mr. Rossi owns 2,000 shares of the Common Stock, representing less than 0.1% of the outstanding Common Stock.

         Solar, JMR and Rossi each possess the sole power to vote or to direct the vote and to dispose or to direct the disposition of all shares of Common Stock owned by it.

         Except as indicated above, neither Solar, JMR nor Rossi, nor, to the best of their respective knowledge, any of the persons listed on Schedule I hereto, beneficially owns any shares of Common Stock.

         Solar acquired 1,010,000 shares of the Common Stock in a private transaction with Gold & Appel Transfer, S.A., on July 28, 1999, pursuant to the Stock Purchase Agreement filed as Exhibit 2 hereto, at a price of $1.31 per share.

         JMR acquired 150,000 shares of the Common Stock on August 31, 1999, as consideration for the sale of certain business assets to USWI, pursuant to the Purchase Agreement filed as Exhibit 3 hereto.

         No other transactions in the Common Stock were effected during the past 60 days by Solar, JMR, Rossi, or, to the best of their knowledge, by any of the persons listed on Schedule I hereto.

Item 6- Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

         Solar acquired 1,010,000 shares of the Common Stock pursuant to the Stock Sale Agreement filed as Exhibit 2 hereto. JMR acquired 150,000 shares of the Common Stock as consideration for the sale of certain business assets to USWI, pursuant to the Purchase Agreement filed as Exhibit 3 hereto.

Item 7 - Material to be Filed as Exhibits.

         Exhibit 1 -   Joint Filing Agreement dated August 31, 1999.

         Exhibit 2 - Stock Sale Agreement between Gold & Appel Transfer, S.A. and Solar Investment Group, LLC.

         Exhibit 3 - Purchase Agreement among US Wats, Inc., JMR Marketing Corporation and James M. Rossi.

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 1999


                                      s/ James M. Rossi
                                      --------------------------------------
                                      James M. Rossi, Individually
                                      and as President of Solar Investment
                                      Group LLC and JMR Marketing
                                      Corporation.

                                   SCHEDULE I
                 Shareholders, Directors and Executive Officers
                                       of
                                  Solar and JMR



                                                Relationship to           Principal
Name                 Business Address           Solar and JMR             Occupation (1)
----                 ----------------           -------------             --------------
James M. Rossi       21 E. Main Street          Shareholder,              Chairman and CEO
                     Millville, NJ 08332        President and             of Solar Communications
                                                Director of JMR;          Group, Inc.
                                                Member, President
                                                and Director of
                                                Solar
-----------------------------------------------------------------------------------------------
Alisa Rossi          21 E. Main Street          Vice President and        Chief Administrative
                     Millville, NJ 08332        Director of  JMR;         Office of Solar
                                                Vice President and        Communications Group,
                                                Director of Solar         Inc.
-----------------------------------------------------------------------------------------------
Dominic Romano       21 E. Main Street          Shareholder, Vice         Principal shareholder
                     Millville, NJ 08332        President of JMR;         of Romano, Hearing
                                                Member and Vice           & Testa, CPA's
                                                President of Solar
-----------------------------------------------------------------------------------------------
Monty August         21 E. Main Street          Shareholder and           Private Investor
                     Millville, NJ  08332       Director of JMR;
                                                Member and
                                                Director of Solar
-----------------------------------------------------------------------------------------------

(1) Address of employer is same as the individual's business address.

                                    EXHIBIT 1

                             JOINT FILING AGREEMENT



         In accordance with Rule 13d-1(f) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13D (including amendments thereto) with respect to the common stock of US Wats, Inc. and further agrees that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof the undersigned, being duly authorized, hereby execute this Agreement this 7th day of September, 1999
                                         JMR MARKETING CORPORATION

                                         By: s/ James M. Rossi
                                             -------------------------------
                                             James M. Rossi, President


                                         SOLAR INVESTMENT GROUP, LLC

                                         By: s/ James M Rossi
                                             -------------------------------
                                             James M. Rossi, President


                                             s/ James M. Rossi
                                             -------------------------------
                                             James M. Rossi

Exhibit 2


                               PURCHASE AGREEMENT


         THIS IS AN AGREEMENT ("Agreement"), dated as of August 31, 1999 by and among US WATS, INC., a New York corporation ("Buyer"), JMR Marketing Corporation, a New Jersey corporation ("JMR"), and James M. Rossi ("Rossi" and, together with JMR, "Seller").

                                    RECITALS

         WHEREAS, on August 13, 1999, Buyer and Seller reached agreement in principle on the sale of certain assets by Seller to Buyer in exchange for Buyer's issuance to JMR of 150,000 shares of Buyer's common stock, par value $.001 per share ("Common Stock"); and

         WHEREAS, Seller desires to sell to Buyer, and Buyer is willing to purchase from Seller, certain assets, upon and subject to the terms and conditions set forth below.

         NOW THEREFORE, in consideration of the mutual promises herein made, the parties hereto, intending to be legally bound, agree as follows:

                                   AGREEMENTS

         1. Sale and Purchase of Assets. Seller hereby (i) sells to Buyer free and clear of any liabilities, security interests, liens and other encumbrances, all of Seller's right, title and interests in and to the furniture, fixtures, equipment and other tangible assets identified on Schedule A (the "Tangible Assets") and (ii) assigns to Buyer all of Seller's rights under the contracts and arrangements identified on Schedule B (the "Contracts") and the Business Plan identified on Schedule C (the "Business Plan" and, collectively with the Contracts and Tangible Assets, the "Assets"), and (iii) constitutes and appoints Buyer the true and lawful agent and attorney-in-fact of Seller, with full power of substitution or resubstitution in whole or in part, in the name and on behalf of Seller, but for the benefit and at the expense of Buyer, as fully to all interests and purposes as Seller might or could do if actually present (a) to collect, assert or enforce any claim, right, interest or title of any kind in or to the Assets, and to institute and prosecute all actions, suits and proceedings which Buyer may deem proper in order to collect, assert or enforce any such claim, right, interest or title, and (b) to defend, settle or compromise any and all actions, suits or proceedings in respect of any such Assets. Seller acknowledges that the foregoing powers are coupled with an interest and shall be irrevocable by Seller in any manner or for any reason. In addition, Seller hereby confirms that Buyer shall have no further obligation to pay Seller or any party claiming through Seller any commissions on account of the Contracts.

         2. Purchase Price of Assets. In full consideration of the sale and assignment of the Assets, Buyer hereby agrees to issue to JMR 150,000 shares of Common Stock, and (ii) assume those obligations and only those obligations that accrue under the Contracts from and after the date hereof (the "Assumed Liabilities").

         3. No Assumption of Other Liabilities of Seller. Except for the Assumed Liabilities, Buyer does not and will not assume or become obligated to pay or perform any liabilities or obligations of Seller whatsoever, including without limitation liabilities or obligations of Seller under any and all of the Contracts arising prior to the date of Closing.

         4. Representations and Warranties by Seller. Seller represents and warrants to Buyer as follows:

            4.1 Due Authorization. Seller has all requisite right, power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Seller and the consummation of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate and individual action on the part of Seller, and no further action is required on the part of Seller to authorize the Agreement or the transactions contemplated hereby.

            4.2 No Consents Required. No approval, authorization or consent of any person is required for the execution and delivery by Seller by this Agreement, the assignment of the Contracts to Buyer or consummation by Seller of the transactions contemplated hereby.

            4.3 Liabilities and Obligations. Seller does not know or have any reasonable grounds to know of any basis for the assertion against the Assets of any liability of any nature which will not be fully satisfied and discharged on or before the date of Closing.

            4.4 Title to Furniture, Fixtures and Other Tangible Assets. Seller has good and marketable title to the Tangible Assets, subject to no mortgage, pledge, lien, conditioned sales or other agreement, lease, right, contract, restriction, assessment, claim, encumbrance, security interest or change of any nature.

            4.5 Commissions. Seller has not made any agreement or taken any action which may cause anyone to become entitled to a commission or other payment as a result of the sale contemplated by this Agreement.

            4.6 No Default. Each Contract is in full force and effect. The Seller and each party to each Contract have complied with all respective commitments and obligations on their part to be performed or observed thereunder. Seller has not received notice of a default under any Contract. No event or condition has happened or presently exists which constitutes a default by Seller or any other party to their respective Contract or which after notice or lapse of time or both would constitute a default by Seller or any other party to any Contract under their respective Contract.

            4.7 Securities Matters. (a) Seller is acquiring the shares of Common Stock solely for its own account without a view to distribution; (b) Seller is aware that the shares of Common Stock have not been registered under the Securities Act of 1933 or the securities laws of any state, that the shares of Common Stock cannot be distributed, sold, pledged or otherwise disposed of unless they are registered thereunder or unless, in the opinion of counsel satisfactory to the Company, an exemption from such registration is available, and that the Company has no intention of so registering interests in the Company thereunder and is under no obligation to do so, and that accordingly Seller is able and is prepared to bear the economic risk of holding the Common Stock and to suffer any loss associated with the acquisition of the Common Stock; (c) Seller's knowledge and experience in financial and business matters are such that Seller is capable of evaluating, and has valued, the risk of acquiring the shares of Common Stock under this Agreement and can bear the economic risk of making such acquisition; (d) Seller is an "accredited investor" as such term is defined in Rule 501 of Regulation D promulgated by the Securities and Exchange Commission under the Securities Act of 1933; (e) the Company has afforded Seller an opportunity to obtain any relevant information in its possession concerning the Company, and Seller has had the opportunity to ask questions of, and receive answers from, the management of the Company concerning the Company.

         5. Additional Post-Closing Covenants of Seller. After the Closing, Seller will execute and deliver such further instruments of conveyance and transfer and take such other action as Buyer reasonably may request to convey and transfer effectively to Buyer any of the Assets to be sold hereunder, and will assist Buyer in the collection or reduction to possession of any such property. In addition, Seller covenants that after the Closing, Seller will use its best efforts to cause the customers identified on Schedule D to remain as customers of Buyer, to encourage and facilitate the hiring by Buyer of such of Seller's employees as Buyer determines to offer employment, and to cause its employees and other representatives to cooperate with and respond to reasonable inquiries of Buyer in order to effect a smooth transition from Seller to Buyer of the operation of the business.

         6. Non-Competition and Non-Solicitation.

            6.1 Restrictions. Seller shall not, until the date which is two years after the date hereof (the period of time before such date occurs, the "Restricted Period"), except as set forth on Schedule E or in furtherance of Buyer's business, do any of the following, directly or indirectly, without the prior written consent of Buyer: (a) own, manage, operate, join, control, finance or participate in the ownership, management, operation, control or financing of, or be connected as a partner, principal, agent, representative, consultant or otherwise with any business or enterprise engaged directly or indirectly in the business of selling long distance or local telephone service in the United States (the "Prohibited Business"). The foregoing restrictions shall not be construed to prohibit the ownership by Seller of not more than five percent of any class of securities of any corporation which is engaged in any of the foregoing businesses having a class of securities registered pursuant to the Securities Exchange Act of 1934; (b) solicit, call on, or in any way contact for purposes of transacting any Prohibited Business, whether on behalf of Seller or any other person or entity, any account, client, customer or supplier with whom (or which) the Seller shall have dealt at any time for the two year period immediately preceding the date hereof; (c) influence or attempt to influence any supplier, customer or potential customer of Buyer to terminate or modify any written or oral agreement or course of dealing with the Buyer; or (d) employ or retain, or arrange to have any other Person employ or retain, any person who shall have been employed or retained by Seller or Buyer as an employee, consultant, agent, distributor in a similar capacity at any time during the Restricted Period or the two year period immediately preceding the date hereof, or influence or attempt to influence any such person to terminate or modify his employment, consulting, agency, distributorship or other arrangement with Buyer.

            6.2 Acknowledgment. Seller acknowledges that Seller has read and considered the provisions of Section 6.1 and that Seller has obtained legal counsel in connection with this Agreement. Seller acknowledges that the foregoing restrictions may limit Seller's ability to earn a livelihood in the Prohibited Business, but Seller nevertheless believes that Seller has received sufficient consideration in connection with this Agreement to justify such restrictions, which restrictions Rossi does not believe would prevent him from earning a living without otherwise violating the restrictions set forth herein.

            6.3 Specific Enforcement. Seller acknowledges that any breach Seller of Section 6.1 will cause continuing and irreparable injury to Buyer for which monetary damages would not be an adequate remedy. Seller shall not, in any action or proceeding to enforce any of the provisions of Section 6.1, assert the claim or defense that an adequate remedy at law exists. In the event of such breach by Seller, Buyer shall have the right to enforce the provisions of
Section 6.1 of this Agreement by seeking injunctive or other relief in any court, and this Agreement shall not in any way limit remedies of law or in equity otherwise available to Buyer.

         7. Miscellaneous. The obligations of JMR and Rossi under this Agreement shall be joint and several. All costs and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the person incurring such costs and expenses, i.e., by Buyer if incurred by Buyer and by Seller if incurred by Seller. This Agreement shall be governed by and construed in accordance with the laws of the Commonwealth of Pennsylvania. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. This Agreement sets forth the entire understanding of the parties hereto with respect to the transaction contemplated hereby and shall not be amended or terminated except by a written instrument duly executed by each of the parties hereto. Any and all prior or contemporaneous agreements or understandings between the parties regarding the subject matter hereof are superseded in their entirety by this Agreement. This Agreement may be executed in one or more counterparts and by facsimile, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which shall constitute one and the same agreement.

         IN WITNESS WHEREOF, the parties have duly executed this Agreement on the date first above written.

                                              US WATS, INC.


                                              By:    /s/ David Hurwitz
                                                     -------------------------
                                              Name:  David Hurwitz
                                              Title: President


                                              JMR MARKETING CORPORATION


                                              By:    /s/ James M. Rossi
                                                     -------------------------
                                              Name:  James M. Rossi
                                              Title: President


                                                     /s/ James M. Rossi
                                                     -------------------------
                                                     James M. Rossi

Exhibit 3

                              STOCK SALE AGREEMENT

This agreement is made by and between the Gold & Appel Transfer, S.A. (G&A) of British Virgin Islands corporation located at Omar Hodges Building, Wickhams Cay, Road Town, Tortula, British Virgin Islands and Solar Investment Group, L.L.C, P.O. Box 1217, Millville, NJ 08332, USA.

The Parties Agree as Follows:

         1. G&A warrants that it owns more than 1,010,000 (One Million) shares of US WATS stock (symbol USWI) and that the shares are free of any liens or encumbrances.

         2. G&A agrees to sell SIGL 1,010,000 shares of USWI at $1.31 each for a total purchase price of $1,323,100.00 US Dollars (One Million Three Hundred Twenty Three Thousand One Hunderd US Dollars). G&A having already received the consideration of 1,323,100.00 US Dollars, agrees to deliver share certificate(s) representing 1,010,000 shares of USWI to SIGL within 10 days.

         3. The shares of USWI stock being sold may be restricted 144 type stock per the SEC regulations since G&A owns more than 10% of the outstanding shares and is considered an affiliate of USWI.

         4. This agreement shall be interpreted under the laws of the State of Delaware.

         5. All notices to be delivered under this agreement will be considered delivered if sent via courier with signed receipt or via US mail return receipt to the address above for SIGL and to the address and contact below for G&A:

                                  Walt Anderson
                             % Entree International
                              1023 31st Street, NW
                              Washington, DC 20007
                               Phone 202-467-1189

         6. No party to this agreement may assign or transfer the obligations hereunder.

         7. This agreement is the entire agreement between the parties and can only be changed or modified by mutual agreement in writing signed by both parties.

Solar Investment Group, L.L.C.            Gold & Appel Transfer S.A.

/s/ James M. Rossi, Pres.          /s/ Walt Anderson, Power of Attorney in Fact
-------------------------          --------------------------------------------
   Signature/Title                                Signature/Title

    James M. Rossi                               Walt Anderson
-------------------------          --------------------------------------------
     Print Name                                   Print Name

      7/27/99                                       7/28/99
-------------------------          --------------------------------------------
       Date                                          Date